March 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Mr. Kyle Wiley, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group (CIK: 0001899123) Registration Statement on Form F-4 (File No. 333-270345)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Bitdeer Technologies Group (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time on March 27, 2023, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cooley LLP.

If you have any questions regarding this request and to provide notice of effectiveness, please contact Reid S. Hooper by phone at +1 202 776 2097 or via email at rhooper@cooley.com or Will H. Cai by phone at +852 3758 1210 or via email at wcai@cooley.com.

[Signature page follows]

Very truly yours,

Bitdeer Technologies Group

By:	/s/ Jihan Wu
	Name:	Jihan Wu
	Title:	Chairman of the Board of Directors

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Group Will H. Cai, Esq., Cooley LLP

Nicolas H.R. Dumont, Esq., Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Derek Dostal, Esq., Davis Polk & Wardwell LLP
Howard Zhang, Esq., Davis Polk & Wardwell LLP